FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of December 2010.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Acquire Shares in Sanyo Seimitsu Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on December 9, 2010, in Kyoto, Japan

Nidec to Acquire Shares in Sanyo Seimitsu Co., Ltd.

Nidec Corporation (NYSE: NJ, “Nidec”) today announced that it has agreed with Sanyo Electric Co., Ltd. (“Sanyo Electric”) to purchase from Sanyo Electric all of the outstanding shares in Sanyo Seimitsu Co., Ltd. (“Sanyo Seimitsu”) (the “Transaction”), and that it has entered into a share purchase agreement with Sanyo Electric on December 9, 2010.

1.

Purpose of the Transaction

In order to achieve its goal to become the world’s leading manufacturer of all kinds of motors, Nidec has been making efforts to strengthen its existing business.  While striving to further accelerate its organic growth, Nidec has also pursued growth through acquisitions in order to achieve the goals and targets set forth in its “Vision 2015” mid- to long-term growth strategy, one of which is to create a group of companies having aggregate sales of ¥2 trillion by 2015.

In line with the foregoing, through the Transaction, Nidec intends to further develop and expand the small precision motor businesses of Nidec and Sanyo Seimitsu by effectively using the operational resources of, and efficiently developing new products and expanding sales opportunities for, their small precision motor businesses.

In the small precision motor business, one of Sanyo Seimitsu’s strengths is vibration motors for mobile phones.  Recently, in the mobile phone market, interest has grown for the feedback technology used in touch-screen mobile devices, including smart phones. Vibration motors are expected to become a critical component for such technology.  Nidec expects that Sanyo Seimitsu’s research and development capabilities in this application area will meaningfully supplement the Nidec Group’s technology portfolio.

Nidec aims to improve the Nidec Group’s competitiveness in the vibration motor market by developing new products through collaborative technological advancement efforts and by increasing sales opportunities through the expansion of its customer base.

2.

Information on Sanyo Seimitsu

(1) Company Name:

Sanyo Seimitsu Co., Ltd.

(2) Headquarters:

1771 Nakamaruko, Ueda City, Nagano, Japan

(3) Representative:

Hidenori Deki

(4) Date of Establishment:

October 1974

(5) Total equity:

¥273 million

(6) Principal Places of Business:

China (Dongguan and Shenzhen), Indonesia (Batam), Singapore and Hong Kong

(7) Principal Businesses:

Development, manufacturing and sale of small precision DC motors (vibration and general motors) *

*

Sanyo Seimitsu’s current EMS business and applied products business are expected to be restructured and, prior to the closing of the Transaction, to be discontinued or transferred to the parent company.

(8) Employees:

290 (non-consolidated basis as of March 31, 2010)

(9) Recent unaudited pro-forma consolidated sales:

			(in millions of yen)
	Fiscal year ended March 31, 2008	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010
Net sales **	35,063	28,321	23,196

**

On a pro-forma basis, excluding the contribution from the applied products and EMS businesses, which are not subject to the Transaction.

(10) Information on Parent Company (Sanyo Electric):

Headquarters:

5-5 Keihan-hondori 2-chome, Moriguchi City, Osaka, Japan

Date of Establishment:

April 1950

Representative:

Seiichiro Sano

Principal Businesses:

Manufacturing and sale of various types of electric machinery and appliances

3.

Entity Acquiring the Shares Subject to the Transaction

Sanyo Electric and Nidec are the parties to the share purchase agreement, and Nidec is currently expected to acquire all of the outstanding shares in Sanyo Seimitsu from Sanyo Electric.  The Nidec Group may, however, elect to cause a subsidiary of Nidec to purchase all or a part of the outstanding shares in Sanyo Seimitsu.  The Nidec Group plans to decide on which group company will purchase the shares subject to the Transaction by the date of closing.

4.

Schedule

The closing of the Transaction is currently expected to be completed on April 1, 2010.  The closing date may change, depending on the timing of obtaining required regulatory approvals and other factors.

5.

Effect on Financial Performance for the Current and Immediately Following Fiscal Years

The impact of the Transaction on Nidec’s consolidated financial performance for the current fiscal year is expected to be immaterial.

Once Nidec determines the accounting impact of the Transaction on its financial performance for the immediately following fiscal year, Nidec will make appropriate disclosure in accordance with the rules of the Tokyo Stock Exchange.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of Nidec or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the planned transaction not being realized, shifts in technology or user preferences for particular technologies, and changes in economic environments.  Nidec does not undertake any obligation to update the forward-looking statements contained herein, nor to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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